UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-38487

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORIGIN BANCORP, INC.
500 SOUTH SERVICE ROAD EAST
RUSTON, LOUISIANA 71270

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Origin Bancorp, Inc. Employee Retirement Plan
Ruston, Louisiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Origin Bancorp, Inc. Employee Retirement Plan (the Plan) (formerly Origin Bancorp, Inc. Employee Stock Ownership Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplementary Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP
/s/ BKD, LLP
We have served as the Plan’s auditor since 2016.
Little Rock, Arkansas
June 18, 2020

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2019 and 2018

ASSETS	2019	2018
Investments, at fair value:
Origin Bancorp, Inc. ("Company") stock	$36,640,752	$39,179,540
Mutual funds	28,186,911	19,460,187
Total investments	64,827,663	58,639,727

Receivables:
Participant contributions	—	2,000
Notes receivable from participants	812,298	372,321
Total receivables	812,298	374,321
Total assets	$65,639,961	$59,014,048

Net assets available for benefits	$65,639,961	$59,014,048

The accompanying notes are an integral part to these financial statements.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Additions to net assets:	Year Ended December 31, 2019
Investment income:
Net appreciation in fair value of investments	$7,564,717
Interest and dividends from mutual funds	552,254
Dividends from Company stock	264,211
Total investment income	8,381,182
Interest income on notes receivable from participants	41,347
Contributions:
Company	1,636,014
Participant	4,447,227
Rollover	1,336,217
Total contributions	7,419,458
Total additions	$15,841,987

Deductions from net assets:
Distributions to participants	$9,064,289
Administrative expenses	151,785
Total deductions	9,216,074
Net increase in net assets available for benefits	6,625,913
Net assets available for benefits:
Beginning of year	59,014,048
End of year	$65,639,961

The accompanying notes are an integral part to this financial statement.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements

Note 1 - Plan Description and Basis of Presentation
The following summary description of the Origin Bancorp, Inc. Employee Retirement Plan (the "Plan") (formerly, the Origin Bancorp, Inc. Employee Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information about the Plan.
General
Origin Bancorp, Inc. (the "Company" or the "Plan Sponsor") established the Plan effective as of January 1, 1992. The Plan is a defined contribution benefit plan. On November 1, 2018, the Company amended and restated its Employee Stock Ownership Plan as the Retirement Plan, a profit-sharing plan that allows contributions under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "IRC"). Prior to the amendment and restatement, the Plan was designed to comply with Section 4975(e)(7) of the IRC and the regulations thereunder. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by a Retirement Committee comprised of certain of the Company's executives and outside advisers.
Eligibility
Employees of the Company and its wholly owned subsidiaries are generally eligible to participate in the Plan after being employed for 25 days and meeting certain other requirements and employment classification criteria.
Plan Termination
The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, each participant becomes fully vested in Company contributions and the interest of each participant in the trust fund will be distributed to such participant or to his or her beneficiary at the time prescribed by the Plan's terms and the IRC.
Notes Receivable from Participants
Participants may borrow from their fund accounts in a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account. The loans are measured at the unpaid principal balance, plus accrued but unpaid interest. The Plan does not place loans on non-accrual status, as the loan repayments are set up as automatic deductions through payroll that continue until either the loan is repaid or the participant's employment terminates. Loan payments may be suspended during a participant's leave of absence and automatic deductions resume upon conclusion of a leave of absence. In instances where employment is terminated and the loan is not repaid within 60 days, the loan is considered a deemed distribution that is deducted from the participant's account balance.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service ("IRS") are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions payable at December 31, 2019 or 2018.
Contributions
Each year, participants may elect to contribute pretax annual compensation, as defined in the Plan, subject to certain maximum limitations imposed by the IRC ($19,000 for the year ended December 31, 2019, and $18,500 for the year ended December 31, 2018). Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions, also subject to certain maximum limitations imposed by the IRC and IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (such contribution, a "rollover"). Participants direct the investment of their contributions into various investment options offered by the Plan. Under the provisions of the November 2018 Plan amendment, eligible employees are automatically enrolled to contribute 3% of their salary unless a different deferral percentage is chosen or the employee opts not to defer. If a different percentage (including zero) is not chosen, the percentage will automatically increase by 1% annually, up to a maximum of 10%.
Under the provisions of the Plan, the Company may make discretionary matching contributions on a percentage, not

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

to exceed 6%, of a participant's elective deferrals. Any percentage determined by the Company applies to all eligible persons for the entire Plan year. Historically, the Company has matched 50% of the first 6% of eligible compensation deferred by a participant. The matching contributions made by the Company are matched to the funds designated by the participant. Prior to the November 2018 Plan amendment, Company matching contributions were invested directly in the Company's common stock.
Additional profit-sharing amounts may be contributed at the option of the Company's board of directors, and are also matched to funds designated by the eligible participant based upon the percentage of the participant's compensation to the total compensation of all eligible participants. No profit-sharing contributions were made during the year ended December 31, 2019.
Payment of Benefits
No distributions from the Plan are made until a participant retires, dies, becomes disabled or otherwise terminates employment with the Company, unless the requirements for an in-service distribution are met in accordance with the Plan document. The amount to be distributed is based upon the account valuation date immediately preceding the distribution. Distributions are made in cash or, if the participant elects, in the form of Company common stock plus cash for any fractional shares. As of December 31, 2019 and 2018, distributions in process were $79 and $70,855, respectively.
Administrative Expenses
Certain expenses incurred in maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Voting Rights
Based on the direction of the Plan participants, the trustee of the Plan votes all Company stock held by it as a part of the Plan assets. If the trustee does not receive timely voting directions from a participant or beneficiary with respect to any Company stock allocated to that participant's or beneficiary's Company stock account, the trustee votes such Company stock.
Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's elective deferrals, the participant's rollover contributions, the Company's matching contribution, any employer discretionary profit-sharing contributions and Plan earnings, which are allocated proportionately among all participants based on their allocation election in each fund.
Vesting
Participants are fully vested in their employee contributions plus actual earnings thereon. Company contributions are vested upon a participant's reaching normal retirement age, upon an active participant's death or under the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Diversification
Participants may allocate contributions, including employer matching contributions into any combination of investment options available through the Plan. Participants may re-allocate at any time with the exception of Company common stock during blackout periods. Prior to the November 2018 Plan amendment, employer matching contributions were made exclusively in the Company's common stock. Diversification was offered to participants near retirement age who met certain other qualifications.
Forfeitures
In the case of employee termination prior to retirement, the unvested portion of participants' account is forfeited and used either to either reduce the Company's contributions or to pay plan expenses. During the year ended December 31, 2019, forfeitures of $64,870 were applied to the payment of administrative expenses and no forfeitures were used to reduce the Company's contributions. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $58,831 and $24,931, respectively.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Plan investments, including the Company’s common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with these investments, including in connection with recent market volatility due to the novel coronavirus ("COVID-19") pandemic discussed in Note 6, it is at least reasonably possible that changes in the value the Plan investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The shares of Company common stock and investments in mutual funds are valued at fair value as of year-end. See Note 5 for discussion of fair value measurements.
Dividend income is accrued on the ex-dividend date.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Realized gains and losses from security transactions are reported using the average cost method. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions in accordance with the provisions set forth in the Plan document.
Payment of Benefits
Benefits are recorded when paid.

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

Income Taxes
Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.
Recent Accounting Pronouncements
Presently, Plan management is not aware of any recent accounting pronouncements from the Financial Accounting Standards Board that will have a material impact on the Plan's present or future financial statements.
Note 3 - Plan's Tax Status
As part of the amendment in November 2018, the Plan adopted a prototype non-standardized profit sharing plan with a cash or deferred arrangement (CODA) method of funding established by Principal Life Insurance Company, a member of Principal Financial Group. The prototype plan sponsor obtained a favorable opinion letter dated August 8, 2014. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the IRC, and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Company believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Prior to the November 2018 Plan amendment, the Plan had received a determination letter from the IRS dated February 13, 2015, stating that the Plan was qualified under the IRC and therefore the related trust was exempt from taxation. Once qualified, the Plan was required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and was operated in compliance with the applicable requirements of the IRC so that the Plan is qualified and the related trust was tax-exempt throughout the periods presented.
Note 4 - Related Party and Party-in-Interest Transactions
The Plan held 968,307 and 1,149,634 shares of the Company's common stock at December 31, 2019 and 2018, respectively, and recognized $264,211 of dividend income from this related-party investment during 2019. Participant loans held by the Plan also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules under ERISA.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are netted directly from the participant accounts.
Note 5 - Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 Inputs - Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

•
Level 2 Inputs -    Fair value is based on significant other observable inputs which are generally determined based on a single price for each financial instrument provided to the Company by an unrelated third-party pricing service and is based on one or more of the following:

•	Quoted prices for similar, but not identical, assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and

ORIGIN BANCORP, INC.
EMPLOYEE RETIREMENT PLAN
Notes to Financial Statements - Continued

•	Other inputs derived from or corroborated by observable market inputs

•
Level 3 Inputs -    Prices or valuation techniques that require inputs that are both significant and unobservable in the market. These instruments are valued using the best information available, some of which is internally developed, and reflects the Company's own assumptions about the risk premiums that market participants would generally require and the assumptions they would use.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. Included in mutual funds are money market mutual funds that intend to keep a constant NAV of $1.00 per share. There are no redemption restrictions on money market mutual funds. The mutual funds held by the Plan are deemed to be actively traded.
Company stock: In May 2018, the Company completed its initial public offering and, as a result, changed the valuation methodology it used for the Company's stock. At December 31, 2019 and 2018, the Company's common stock was valued at the closing price reported on Nasdaq, the market on which it was actively traded.
The following tables summarize the Plan's assets at fair value as of December 31, 2019 and 2018:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$28,186,911	$—	$—	$28,186,911
Investment in Company stock	36,640,752	—	—	36,640,752
Total assets at fair value	$64,827,663	$—	$—	$64,827,663

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$19,460,187	$—	$—	$19,460,187
Investment in Company stock	39,179,540	—	—	39,179,540
Total assets at fair value	$58,639,727	$—	$—	$58,639,727

Note 6 - Subsequent Events
Subsequent to December 31, 2019, the COVID-19 pandemic resulted in a global public-health crisis, disrupted economies and introduced significant volatility into financial markets. The COVID-19 pandemic caused significant declines in the values of many investments of the Plan, including the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks, and the full impact of the COVID-19 pandemic on the Plan remains uncertain. Due to the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term will materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. However, the duration of these uncertainties and their ultimate financial impact on the Plan cannot be reasonably estimated at this time. Plan management is actively monitoring the impact of the COVID-19 pandemic on the Plan's condition and liquidity.

SUPPLEMENTAL SCHEDULE
ORIGIN BANCORP, INC. EMPLOYEE RETIREMENT PLAN EIN: 72-1192928 Plan #003 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Mutual funds of registered investment companies
	The American Funds	American Funds New World R6	**	$697,229
	Dodge & Cox	Dodge & Cox Income	**	4,888,899
	Dodge & Cox	Dodge & Cox Stock	**	2,655,264
	Dimensional Fund Advisors	DFA International Value I	**	993,958
	Oakmark	Oakmark Fund - Institutional	**	1,749,110
	PIMCO	PIMCO Income Institutional	**	1,962,436
	T. Rowe Price	T. Rowe Price Blue Chip Growth I	**	2,407,819
	TIAA Investments	TIAA-CREF Lifestyle Aggressive Growth Institutional	**	293,031
	TIAA Investments	TIAA-CREF Lifestyle Conservative Institutional	**	1,090,252
	TIAA Investments	TIAA-CREF Lifestyle Growth Institutional	**	356,744
	TIAA Investments	TIAA-CREF Lifestyle Income Institutional	**	6,703
	TIAA Investments	TIAA-CREF Lifestyle Moderate Institutional	**	269,745
	Vanguard	Vanguard International Growth Admiral	**	1,119,546
	Vanguard	Vanguard Mid-cap Index Admiral	**	2,149,739
	Vanguard	Vanguard Real Estate Index Admiral	**	180,471
	Vanguard	Vanguard Short Term Federal Admiral	**	1,334,457
	Vanguard	Vanguard Small-cap Index Admiral	**	1,256,948
	Vanguard	Vanguard 500 Index Admiral	**	4,326,745
	Vanguard	Vanguard Total International Stock Index Admiral	**	447,815
		Total Mutual Funds		28,186,911
*	Notes receivable from participants	0-15 years maturity; Interest from 4.25% to 6.50%	**	812,298
*	Origin Bancorp, Inc. Common Stock	968,307 shares of common stock; $5.00 par value per share	**	36,640,752
				$65,639,961
*    Party-in-interest as defined by ERISA
**     Cost omitted for participant-directed investments

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Origin Bancorp, Inc. Employee Retirement Plan

Date: June 18, 2020	By:	/s/ Stephen H. Brolly
Stephen H. Brolly, Member, Retirement Plan Committee

/s/ Linda W. Tuten
Linda W. Tuten, Member, Retirement Plan Committee

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm